Lafarge Conference Call
Thomson Financial
Monday 6th February 2006
13:00 UK Time
Chaired by Yvon Brindamour

Neither Lafarge nor any of its affiliates has commenced the tender offer to which this communication relates. Shareholders of Lafarge North America are advised to read the Tender Offer Statement on Schedule TO, the Offer to Purchase and any other documents relating to the tender offer that are filed with the SEC when they become available, because they will contain important information. Shareholders of Lafarge North America may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the Offer, at 1-888-750-5834.
Operator
Thank you for standing by and welcome to the Lafarge conference call. At this time all participants are in a listen-only mode. There will be a presentation followed by a question and answer session, at which time if you wish to ask a question you will need to press *1 on your telephone. I must advise you that this conference is being recorded today, Monday 6th February 2006. I would now like to hand the conference over to your speaker today, Yvon Brindamour. Please go ahead
Yvon Brindamour
Good afternoon and good morning to those joining us from North America. Thank you for joining us today with such short notice to talk about the announcement we made this morning. I’m pleased to introduce to you the two key speakers of this call; Bruno Lafont, our new CEO since January 1st 2006, and Jean-Jacques Gauthier, CFO and EVP Finance.
Just before I put you in the hands of Bruno and Jean-Jacques, please let me remind you that you can find the slide presentation on our website www.lafarge.com. Bruno, the floor is yours.
Bruno Lafont
Good morning everyone, thank you very much for being us today. I’m pleased to be with you to comment on our intention to launch a cash tender offer on Lafarge North America minorities. Jean-Jacques will take you through the key terms of the offer.
A word first: this transaction makes strong operational, financial and strategic sense for the Group and for our shareholders.
First, it makes strong operational sense, my firm belief is that to accelerate the decision process within Lafarge is key for performance improvement. With this transaction, we will simplify the structure and streamline the decision making process.

Second, from a financial point of view, this transaction will immediately be accretive for the Lafarge earnings per share, while at the same time being fair and fully valued for Lafarge North America shareholders.
Last, but not least, the transaction makes a lot of strategic sense. It will bring us more flexibility to pursue business and growth opportunities in North America. We know these assets well. I spent a significant amount of my time in the past two years watching closely with our management over there. We therefore have no integration issues, we only have additional upside potential to capture. In a nutshell, this transaction meets my priorities, more efficiency, more return for our shareholders.
I believe the offer is also in the best interests of Lafarge North America shareholders. It gives a unique opportunity for our brand name, to cash out the value of our shares at a significant volume following the recent stock price run up. In short, I see this as a win win transaction for our Group and for the shareholders of both Lafarge and Lafarge North America.
I’ll now let Jean-Jacques detail the key terms and benefits of the offer.
Jean-Jacques Gauthier
Good afternoon to all of you, good morning in North America. Before detailing the terms of the offer, let me tell you a few words about Lafarge in North America. Looking at your Chart 2, North America is a strategic region for Lafarge where 20% of our assets allocated. More than 20% of the Group’s operating income is generated in North America. Our cement, aggregates and concrete and gypsum assets are owned either by LNA or BCNA. We own around 53% of LNA, with the company being listed on the New York stock exchange. BCNA is a 100% owned subsidiary of Lafarge and is managed by LNA under a management contract. The transaction we are announcing today focuses on the 47% of LNA that Lafarge does not own.
The next slide illustrates the position of both LNA and BCNA North America. As you may see, Lafarge has a significant presence in North America, geographically and in all three products lines : cement, aggregates and concrete and gypsum.
Starting with cement, on the left hand side, LNA has very strong positions in Canada, both West and the East, as well as in the Great Lakes, North East and River regions in the US. BCNA is mostly active in the North East and South East US regions.
Altogether LNA and BCNA enjoy today 14% market share in the US, which makes Lafarge a co-leader in the US cement market, together with Cemex and Holcim. But we have also strong local positions in aggregate and concrete across North America, as you may see on the central chart. Regarding our gypsum drywall assets they constitute a strong competitive network on the eastern half of the US, as shown on the right hand chart.
On slide 4, we have represented the US total yearly construction output as published by the US Department of Commerce. This data, originally published in constant dollars have been indexed here for simplicity.

As you know the US construction market offers solid fundamentals for our industry, driven by favourable demographics, a positive long-term trend with virtually no decline over the last 15 years. In the next few years we expect a possible decline in residential market to be more than offset by growths in non-residential and infrastructure segments.
Let us now focus on Chart 5 on Lafarge North America. You have seen the results published last week. They indicate : sales of $4.3 billion, up 15% from 2004. Earnings before interest and taxes of $0.6 billion dollars, up 18% from 2004. And cashflows from operations of $1/2 billion, excluding the taxing impact of the repatriation of canadian cash in the US. Cement contributes over 50% of the EBIT, while aggregate and concrete contribute almost a third, the rest coming from our Gypsum operations.
Let us now turn to the key transaction terms, on slide 6. This offer addresses the 46.8% of LNA, that Lafarge does not own to date. This corresponds to 35.3 million shares out of 75.4 million, and to outstanding options and warrants. The offer will be made directly to the LNA shareholders within two weeks. We have considered this was the fastest way to proceed. At 75 USD per share, it represents a 17% premium over the closing price of $64.5 on February 3rd. This also represents a premium of 31% over the average price of $57 observed during the last three months of trading.
The total cash consideration of $3 billion assumes that all warrants and stock options will be exercised for a total net amount of around $350 million. This transaction will be fully debt financed through a combination of existing credit facilities and an acquisition line signed with BNP Paribas and JP Morgan.
We believe our offer is full and fair, it represents a unique opportunity for LNA shareholders to cash out at significant premium to LNA’s current and recent stock price.
What do we at Lafarge expect as operational benefits from this transaction? Slide 7. As you know, we have very good understanding of these assets. We have therefore, as Bruno mentioned, no integration issue, and only additional upside potential to capture. We will streamline decision-making, which will enable us to make faster and better business decisions. Furthermore, the successful completion of the transaction will allow us to fully capture the benefits of all actions launched to optimise operations. It will make it possible to simplify our work structure and increase our efficiency. We have identified €20 million after tax savings resulting from this transaction. Finally, it will bring enhanced flexibility for future development in North America.
On Chart 8, in addition to being operationally efficient, this transaction is also financially very attractive for Lafarge. The timing is appropriate as the economic environment is favourable in terms of interest rates, €/$ parity and a robust US construction market. This transaction is immediately accretive, it shall improve our earning per share by 6-7% in 2006. Finally, this transaction will help us to optimise our Balance sheet structure and cashflow at Group level.

Yvon Brindamour
Thank you, Bruno and Jean-Jacques are now ready to answer your questions. I am sure you will understand that we will only cover the questions related to the transaction announced today, since we will meet again very soon for a presentation of our 2005 results. We will be happy to take all of your questions on February 23rd .
Operator
If you care to ask a question please press *1 on your telephone and wait for your name to be announced. If you wish to cancel the request please press the # key. Your first question is from Nichola Goddet from Exane, please ask your question.

Nichola Goddet
Yes, good afternoon gentleman, the line was quite bad can you confirm savings for the €20 million after tax savings?
Jean-Jacques Gauthier
[inaudible] this is the number I mentioned.
Nichola Goddet
Could you break down this between the cost of quotation listing of Lafarge North America, the management fees that will then disappear and if you can talk about potential fiscal optimisation there?
Jean-Jacques Gauthier
[Inaudible] At this stage what I would like to mention is that in those €20 million after tax savings will have basically two types of optimisation, firstly SG&A savings, which we result in particular but not only from the fact that this company will not be listed any more after the transaction. Second, we have a number of financial optimisations which have also been added to the €20 million after tax savings.
Nichola Goddet
Thank you very much, another question, maybe this is [inaudible] but is there an aim to keep the Lafarge shares listed in the US, in other words you announce a cash offer on Lafarge North America?
Bruno Lafont
Could you repeat your question please because it was not easy to understand.
Nichola Goddet
The question is [inaudible] buy out the Lafarge North American minorities with paper, now that operation with cash, could that mean that you will have a listing for Lafarge Group in the US [inaudible]
Jean-Jacques Gauthier
That doesn’t mean at all that Lafarge will not be any more listed in the US
Nichola Goddet
Thank you, next question, could it have an estimate of cost of debt to finance the operation?
Jean-Jacques Gauthier
The average cost of debt for the Group at the end of last year was 5,5% and we expect this cost of debt not to be materially impacted by this transaction.
Nichola Goddet
Okay, thank you very much.
Operator
Your next question is from Ken Rumph from Merrill Lynch, please ask your question.

Ken Rumph
Hello gentlemen. Firstly following on from Nichola’s question on the benefits of the deal, the financial optimisation you referred to are to do, I assume has to is to do with treasury and the fact that Lafarge North America had very little debt, does it also include tax, is that included in that, is there any benefit in that respect?
Jean-Jacques Gauthier
Yes, it does
Ken Rumph
Okay. Secondly, the cost savings that you talk of are, there any significant restructuring charges to be incurred? I guess maybe there maybe some departures but it wouldn’t seem like it would be a big number to me? Are there any restructuring costs that would be needed to cover this?
Bruno Lafont
So that’s, I want to answer this question. Restructuring doesn’t make sense by itself, operationally, the actions will be discussed with local management in due course.
Ken Rumph
Okay, and then regarding the 6-7% accretion in 2006 that you refer to, is that a sort of proforma calculation based on the beginning of the year, because that’s the kind of figure that I come to and yet it occurs to me that if you actually only consolidate at the end of the first quarter you miss out on approximately $100 million of seasonal losses and therefore the accretion in the first year for a one off seasonal effect would be rather larger than that. Or are you including the effect that this deal theoretically wouldn’t go through until, say, the end of the first quarter. Can you comment on that?
Jean-Jacques Gauthier
This is calculated from the beginning of the year.
Ken Rumph
Okay.
Jean-Jacques Gauthier
This is as if the transaction was completed at the beginning of the year.
Ken Rumph
Okay, and a final point which I’m sure you will be asked by many people, Lafarge North America shareholders and so on, I’m sure they will point to the valuation of some US aggregates and cement and plasterboard companies and say, you know, you’re not offering us enough money. What’s your response to that?
Jean-Jacques Gauthier
Our response is that this offer represents a premium of 17% to the closing price prior to the 6th February, and 31% compared to the average closing price to the three months prior to the 6th February, so we know that this is an attractive offer. And clearly this transaction is a minority buyback and we have not considered majority takeovers as comparable. In other words, we believe that this premium is in line with similar minority buyback transactions in the United States.

Ken Rumph
Okay, I understand, thank you very much gentlemen.
Operator
The next question is from David McGregor from Longbow Research, please ask your question.
David McGregor
Yes, you talk about the transaction providing you with additional flexibility in the North American market, I wonder if you could just elaborate on that a little further please?
Bruno Lafont
When I speak about operational and strategic sense, I mean more simplicity and more flexibility. More simplicity it is a result of having a more easy decision-making process, and more flexibility means to be able to manage the different markets where we are, with the optimal allocation of cash. More flexibility is also being able to decide between different CapEx decisions with the best value creation, and that is what we believe will be good for not only the development of the Group but also for the value creation.
David McGregor
Thank you.
Operator
Your next question is from John Carnegie from ABN Amro, please ask your question.
John Carnegie
Thank you, John Carnegie from ABN Amro. I have two questions. First is can you just run me through what’s changed, because clearly in the past you have said that you have no need to buy out the minorities because you felt you already had control of the group, and there seems to be some sense in that. What’s changed in the recent period, apart from clearly a managerial change within the group? And secondly, can you give me an estimate of what the impact is on your cashflow from this transaction because my understanding was that you have always fully consolidated the cash from North America. To me it would look like the cashflow in fact would be negative from this transaction given the cost of funding in the deal?
Bruno Lafont
What has changed ? We have always said that we were able to operate in North America with the structure we had. What we say today is, of course, it is a good financial decision, it is immediately accretive At the same time we can improve the situation with a simple organisation and with an increased flexibility which strategically and operationally will help us to optimise better, and on operational also strategic and financial decisions. So we are looking for the best [inaudible] what this transaction is about. That does not mean that the situation before was impossible. Why did we decide to make it now, because we believe it makes sense for Lafarge shareholders because today the Lafarge North American market is robust because this deal will be immediately accretive and at the same time it is a unique opportunity for

Lafarge North America shareholders. I told you it is win-win situation, and that is why we believe it will be successful, and now on the cash generation I’ll ask Jean-Jacques to answer.
Jean-Jacques Gauthier
As you know, LNA is already fully consolidated in our accounts, so basically when I’m looking at the cashflow there is none or minimal impact on the cashflow coming from basically the cost savings, the dividends, for example. So LNA is already fully consolidated in our accounts.
John Carnegie
Can I just come back on the last question? If it’s fully consolidated, therefore, my impression would be that you’re increasing your interest charge in the group’s cashflow, and on the other side you would no longer be paying the minority [inaudible] Shareholders, is that the main impact?
Jean-Jacques Gauthier
Absolutely.
John Carnegie
Thank you.
Operator
Your next question comes from Tobias Woerner from Man Group, please ask your question.
Tobiaas Woerner
Good morning or good afternoon gentlemen, Tobias Woerner from Man Group. Three questions if I may. The first one relates to a previous question as well; you talk about a 90% acceptance level for the overall outstanding shares. Now two of the main, the minority shareholders already hold 10%, do you consider or perceive this as a problem with regard to this offer, and how do you perceive their position relative to yours in case the demands are over and above the would be value creation in year 1 or year 2? That’s the first question.
Jean-Jacques Gauthier
We believe this is a full and fair offer and that as such we will be able to reach a 90% acceptance level, which would allow us to make a squeeze out.
Tobias Woerner
Thank you. The second question then relates to another one of your minorities of reasonable size, clearly not as big as the Lafarge North America, Heracles in Greece. What is your position on Heracles in Greece, if I may ask, on the back of this transaction?
Bruno Lafont
I think each transaction needs to be considered for itself and one step at a time. We believe that we are able to manage partnerships, joint venture, work with publicly traded structure in different places, and when it makes sense for us, as it is today, then we are ready to move, and today we have nothing to say about Heracles.

Tobias Woerner
Thank you, and the final question if I may. The 6-7% earnings enhancement you are talking about in the first year, does that include the synergies you have talked about or doesn’t it, and also if I may just understand your tax assumptions, tax rate assumptions within Lafarge North America and your CapEx assumptions if I may?
Jean-Jacques Gauthier
[inaudible] which were making 6-7% so, well we will see whether we can generate a bit more. But that’s today our assumption taking into account all cost savings which we expect to realise, including what I’ve called the financial efficiencies and hence the potential tax savings resulting from this transaction at Group level.
Tobias Woerner
And just for my own understanding and as a confirmation of my tax rate in Lafarge North America, what are you assuming for Lafarge North America’s tax rate, if I may ask?
Jean-Jacques Gauthier
We’re assuming 35% tax rate in North America.
Tobiaas Woerner
Thank you so much.
Operator
Your next question is from Clyde Lewis from Citigroup, please ask your question.
Clyde Lewis
Good afternoon gentlemen. Firstly, I’m not fully conversant of all the US rules, but is it possible that you might be looking to buy shares on Lafarge North America in the market, is that possible and is that something that you would be looking to do? The second question I had was on CapEx; does this offer actually change any of your CapEx plans as to where you might or might not decide to spend some money on CapEx? And the last question again, going back to Tobias’ question there about synergies, is it fair to assume that all 20 million of savings that you’re talking about will be achieved in 2006?
Jean-Jacques Gauthier + Bruno Lafont
Your first question, if I understood it was about the offer, would we buy shares on the market ? And the answer clearly is no. Next question. The second question was whether we would or not reduce CapEx. (Bruno Lafont) So on this question I want to say although we are clearly spending money with this transaction, it will not prevent us to keep some financial flexibility, and we will use this financial flexibility with discipline, perhaps more discipline, but that will not stop our potential for development.
Jean-Jacques Gauthier
And your last question, you were asking why the synergies identified would be achievable all in 2006; a significant portion would be achievable in 2006 but clearly a number on a full year basis.

Clyde Lewis
Okay, thank you very much.
Operator
Your next question is from Olivie Leflon from Generale, please ask your question.
Olivie Leflon
Oh yes, good afternoon. Two questions actually, the first one is with regards to Lafarge shareholders; would you have made the deal about five or ten years ago, you would have created a massive value for the Lafarge shareholders, so it’s a bit strange that you do it now and not before, and I’m just wondering why you waited for so long to do it? That’s the first question. The second question is regarding the bondholders; when you issued bonds recently to the specific question you answered that you will not buy in the short term the minority shareholders of Lafarge North America, which actually you are doing now, so I would like to know if you discussed with rating agencies about it, and what is going to be your financial policy going forward? Thank you very much.
Bruno Lafont
So on the first question, I think it’s not my role to speak about ten years ago. What I think is important is to understand why is it good to do now and, as I told you, this deal is making sense for both Lafarge shareholders and for Lafarge North American shareholders, there is good conjunctions of external indicators. We spoke about the market, we spoke about the exchange rate, we spoke about the interest rates, and so this conjunction, plus the fact that it’s feasible for Lafarge and perhaps more feasible for today than before, makes it a good decision for today and makes it, also we make it successful.
Jean-Jacques Gauthier
On the ratings agency, obviously we have been in contact since we announced this transaction with the rating agencies, and we will meet with them in due course. Now in the past month, and I should say in years, we may have identified the fact that we have no intention to buy out the minorities, and certainly this was the case in the case you mentioned.
Jean-Jacques Gauthier
On our financial policies, there is one very important point or one point that I wanted to stress very clearly, is that we expect to remain a strong investment grade company and are fully committed to that solid investment grade rating.
Olivie Leflon
Okay, thank you.
Operator
Your next question comes from Jareb Cornell from K Capital, please ask your question.
Jareb Cornell
Hi, good afternoon. We’re shareholders in Lafarge North America. As you already have an ADR programme in the US we were just wondering whether you would consider giving a share alternative to Lafarge North America shareholders so we have the option to participate in the upside of the combined entity without having to incur capital gains taxes?
Bruno Lafont
We believe that the best decision we could make for our shareholders was to do this transaction in debt. That does not mean that the shareholders of Lafarge North America that could be interested to become shareholder of Lafarge, has not the possibility to acquire shares of Lafarge at the time they receive the proceeds from the transaction.
Jareb Cornell
Okay, thank you.
Operator
Your next question is from David Averre from Insight, please ask your question.
David Averre
Hello there. Just coming back to the ratings please, you said that you’re going to remain to being committed to being a strong investment grade rated company, can you actually give me some specifics on what you mean by strong, is that low Triple B, mid Triple B, right where you are at the moment? And, furthermore, you alluded to you think you have some further financial flexibility, again presuming that you expect to maintain your ratings on the back of this transaction and you want to stay a B Double A2, Mid Triple B company, how much further debt capacity do you think you have?
Jean-Jacques Gauthier
On your first question, we clearly expect to remain a strong Triple B company, so that’s the first point, sorry the second half of your question was?
David Averre
Do you — well first of all I guess, again strong Triple B company, does that mean that you expect to remain B Double A2, Mid Triple B rated?
Jean-Jacques Gauthier
Clearly over time we will expect to remain B Double A2, yes. Now as you can expect we are having and will have discussion with the rating agencies, and I cannot preclude the results of those discussions at this stage.
David Averre
Okay, but you haven’t had any discussions with them prior to announcing the transaction though?
Jean-Jacques Gauthier
No, we haven’t.
David Averre
Okay. So, presuming that you maintain your ratings of B Double A2 and Triple B flat, what further financial flexibility do you think you have at this rating level?

Jean-Jacques Gauthier
The financial flexibility will value over time and we believe will be sufficient to help us fund those projects which we believe are important for the group’s development
David Averre
Okay, but do you think you have sufficient financial flexibility to go on, for example, and buy out the Heracles minority?
Jean-Jacques Gauthier
It’s clearly, in the end, not speaking about any particular transaction, as you would imagine, a question of arbitrage and discipline, and if we’re disciplined and have the right arbitrage between various opportunities we do have the flexibility we wish.
David Averre
Okay, thank you.
Operator
Your next question comes from Aude Tuchendler from BGAM, please ask your question.
Aude Tuchendler
Yes, hello, hi. Could you please give us some information on the timetable on the process for, just for fund shareholders which are not very familiar with the US one, and secondly can you tell us if you have spoken with your big shareholders at Lafarge North America, which I think include Fidelity?
Jean-Jacques Gauthier
The process is the following; we will within two weeks prepare and specifically sign the tender, after those two weeks maximum we will enter into a period of 20 days where the offer will be ongoing. During that period of 20 days we expect the Lafarge North America board to give a position within 10 business days. Did we speak with any shareholders of Lafarge North America; the answer is clearly no.
Aude Tuchendler
Okay, but the Lafarge North America board is going to nominate a special committee, no, to review the offer?
Jean-Jacques Gauthier
We expect that they will nominate a special committee.
Aude Tuchendler
Okay, final question. How did you determine that price and that premium of 17%?
Jean-Jacques Gauthier
We come to this analysis and this price after looking at the overall transaction, after looking at comparables, after looking at the US market and after looking at minorities’ transactions in the US.
Aude Tuchendler

Okay, thank you.
Operator
Your next question is from Darren Shaw from Dresdner Kleinwort Wasserstein, please ask your question.
Darren Shaw
Good afternoon gentlemen. I have three questions if I may. The first question was it’s not a great line, and also I got on a little bit late, and I think you said the deal was 6-7% accretive in 06 on EPS, did you make a comment about whether the deal was value accretive? The second question is could you just run through the process of how it works in the US, I’m not too familiar with how the process goes ahead? And that leads to my third question, which is I notice the deal is not recommended by Lafarge North America at this stage, I just wondered if you could just run through exactly how it works for the non-executives, the special board you just mentioned in a bit more detail? Thank you
Jean-Jacques Gauthier
Well on your first question, as you know, in this type of transaction we’re basically replacing equity by debt, and this is why we believe the relevant approach is EPS analyses. Now as you know the transaction will be immediately accretive for Lafarge. On top of this, this transaction is creating value for the company through optimisation and cost savings.
Jean-Jacques Gauthier
We are in the process; you had a question which I’m not sure.
Darren Shaw
I just noticed the deal, Jean-Jacques, was not recommended, is that the normal course of buying out American minorities in the US? I mean did the, your North Americans executives, did they know about this deal, is this like a hostile deal on the screen or did they get a phone call over the weekend, just tell us a little bit about the process?
Jean-Jacques Gauthier
This is a process whereby we go directly to LNA shareholders, this is in no case a hostile operation. The American Law offers two facilities, one is to go direct, the second one is to go to a special committee. So we have chosen that option because we thought it was more efficient and effective for LNA shareholders to get to the cash. Now, within a short period of time the LNA Board will convene, will form a special committee, will evaluate the offer and we expect will make a recommendation on this transactions.
Daren Shaw
That’s great, thank you very much.
Operator
Next question is from Drew Figdor from Tiedemann, please ask your question.

Drew Figdor
Yes, I just wondered if you could tell us, did you seek board support at any point in the last year or so for this, and what is exactly any offers that you have made during that period?
Jean-Jacques Gauthier
No discussions in the last year with the board on this subject.
Drew Figdor
Thank you.
Operator
Your next question is from Sandra Chow from Credit Suisse, please ask your question.
Sandra Chow
Hi, can you give some more details on the acquisitions facility that you mentioned before, and also do you expect to refinance it through the bond market eventually?
Jean-Jacques Gauthier
This is, the facility which we have around specifically for this transaction and which will come on top of our existing credit facilities is a facility of US$2.8 billion which has been signed with BNP Paribas and JP Morgan, financial conditions of this credit facility are very close to our existing facility, and in average we will have a margin of around 22 basis points.
Sandra Chow
[inaudible]
Jean-Jacques Gauthier
22.
Sandra Chow
And do you intend to refinance it at some stage? What is the maturity of the facility?
Jean-Jacques Gauthier
We obviously intend to refinance this facility. The period for the facility is 365 days and is extendable.
Sandra Chow
Thank you.
Jean-Jacques Gauthier
We would expect to do the refinancing reasonably quickly.
Sandra Chow
Thanks.

Operator
Your next question comes from Mike Betts from JP Morgan, please ask your question.
Mike Betts
Yes, good afternoon. I had a couple of questions if I could. The first one, probably to you Jean-Jacques. I don’t remember recently you expressing some sort of goals in terms of either gearing or net debt to EBITDA, I mean what sort of ratio are you targeting in the longer term? And then one maybe to Bruno. I mean you have referred to it giving you enhanced flexibility, if we’re having this discussion in five years time Bruno, would you expect the US to still be the same sort of proportion of the group or should we regard that you are looking to increase the US proportion in the longer term?
Jean-Jacques Gauthier
Mike, on your question on gearing ratios, we haven’t changed our ratios, but basically I would rather say at this stage that we will be in line with what is needed to maintain a solid investment grade rating.
Bruno Lafont
To answer your question, thank you, about our presence in North America, North America is a very interesting market for us, it’s the third market in the world for building materials, we have strong positions there and we see opportunities for growth, as we said several times, and the opportunities are the market itself, innovation potential and also consolidation potential in some of the businesses we are, especially in aggregate, as we said, several times. We want to pursue our development in North America at the same time, so if opportunities arise in some other part of the world and at the same time there are no opportunities in the US, it’s clearly a flexibility to spend our funds where it’s possible to have the best use of them. So clearly there is nothing in our decision which makes North America less attractive, to the contrary we are increasing our weight into the North American market. But at the same time it is clearly to want to continue our development in growing markets and with the optimal flexibility
Mike Betts
Okay, thank you very much.
Operator
Your next question is from Muriel Fellous from Societe Generale, please ask your question.
Muriel Fellous
Yes, hello gentlemen. I have one question, first of all, on the buying out of the minority. Just wanted to know if, a while ago you had a system, I think it was within the Lafarge that if there was a bid on Lafarge you had to buy out the minority that Lafarge has in all its subsidiaries. So first of all I wanted to know is that, is that specification in the status is still existing or not?
Jean-Jacques Gauthier

Yes, we still have this clause in our statute, absolutely, as it’s disclosed in our 20F yes.
Muriel Fellous
But in case, so when you are buying out the minorities on Lafarge America, that will make it, at the end make it easier for someone to make a bid, you won’t have to make a bid on Lafarge North America minorities, is that correct?
Jean-Jacques Gauthier
No, we’re doing transactions because we think they’re valuable and they’re helpful, and it is in this sense that we have contemplated this transaction.
Muriel Fellous
Alright. My second question will be, if I could, it’s on your development in the US, so I just wanted to know if you have any plans for increasing your capacity in cement as basically you are running at full capacity and you have to import some cement, so would that come into the picture?
Bruno Lafont
This is a question which is an important one. If you’ll allow me, I would prefer to address it on February 23rd.
Muriel Fellous
Alright, okay, well thank you very much then.
Operator
Your next question comes from Caroline Burberg from Calyon, please ask your question.
Caroline Bruberg
[inaudible] it seems to me that after the transactions the credit metrics of your group are going to be significantly lowered, so as you state that you expect to remain B Double A2, should we expect any kind of de-leveraging measure? And my second question is regarding further acquisitions, I would like to know whether you stick to the €500 millions selling which was previously stated by the group? Thank you
Jean-Jacques Gauthier
On your first question, as you know, there are somewhat different metrics between Standard & Poors and Moody’s. On Standard & Poors, the metrics to remain or to be within the Triple B range are to have an FFO adjusted net debt ratio between 20-25%, and clearly would expect to remain solidly in to that trend. But we clearly will have, as I told you at the beginning, to have our meetings with our agencies and cannot preclude any of their decisions so we will discuss this with them. With regards to Moody’s, it’s a slightly different rating, as you know, it’s RCS over adjusted net debt, and we will have to discuss with Moody’s to see how they view this transaction and our metrics overall. But what I mentioned is that we expect over the years to be a strong Triple or strong investment grade company.
Carline Bruberg
And regarding for the budget for acquisitions?

Bruno Lafont
On acquisitions really, we’re back to what I told you before it’s a question of arbitrage and we will do the acquisition at the level which is in line with our rating expectations and which, you know, is our financial strength.
Caroline Bruberg
Okay, thank you.
Operator
Your next question comes from Michael Salem from Kington Capital, please ask your question.
Michael Salem
Hello gentlemen. I think that this deal will be perplexing from, the deal [inaudible] from the standpoint of Lafarge North American minorities, the deal premium is very low compared to some of the US comps and you say just a relative, bump relative to trading levels, but the trading levels don’t even capture the full story since there are a lot of one offs in 2005. So just I wondered if you could elaborate, a little bit, as to why you think this is a fair price and, especially since there is a lot of leverage on the balance sheet that can be taken up and the deal pays for itself and it’s accretive at higher levels than the premium that you are paying? Thank you
Jean-Jacques Gauthier
Again, as I mentioned to you earlier when we look at the premium of 17% of the last closing price and 31% over the average closing price of the past three months so we think that those levels are very significant. Now, as I told you before, it is a minority buy-out and the premium which you have to consider is the premium, the kind of premium which one looks at when you are doing minority buy-out transactions, and we think that in that environment our offer is full and fair.
Jean-Jacques Gauthier
Is there one last question before we close this conference call?
Operator
Once again, if you have a question please press *1 on your telephone and wait for your name to be announced. There are no further questions at this time sir, please continue.
Bruno Lafont
So perhaps, I will summarise what I said. Perhaps you did not hear extremely well since the line was not perfect. So in a nutshell, this transaction meets my priorities, which are more efficiency and more return for our shareholders I believe the offer is also in the best interest of Lafarge North America shareholders. It is a unique opportunity for them to cash out the value of their shares at a significant premium following the recent stock price run up. In short, this is a win win transaction for our group and for the shareholders of both Lafarge and Lafarge North America. Thank you.
Jean-Jacques Gauthier
Thank you.

Operator
That does conclude your conference for today, thank you for participating, you may all disconnect.